BC FORM 45-103F4
(Formerly, Form 45-902F)

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Canplats Resources Corporation #1180 – 999 W. Hastings Street Vancouver, B.C. V6C 2W2 Phone: 604-689-3846 Fax: (604) 689-3847

2.	State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3.	State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 29, 2003.

4.	For each security distributed:
(a)	describe the type of security.

Units comprised of one common share and one share purchase warrant.

(b)	state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

5,400,000 units. The share purchase warrants are exercisable at $0.40 until December 29, 2005, but may be subject to forced conversion if the common shares trade at or above $0.60 for 20 consecutive days on the TSX Venture Exchange.

5.	Provide details of the distribution by completing the attached schedule.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.25	$785,000
Alberta	$0.25	$100,000
United States	$0.25	$335,000
Bahamas	$0.25	$ 55,000
England	$0.25	$ 50,000
South Africa	$0.25	$ 20,000
New Zealand	$0.25	$ 5,000
Total dollar value of distribution in all jurisdictions (Canadian $)	-	$1,350,000

Commissions and finder’s fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Bolder Investment Partners Ltd. #800 - 1450 Creekside Drive Vancouver, B.C. V6J 5B3 Canada	$25,000 and 200,000 warrants*	S. 74 (2) (23) of the Act December 29, 2003	N/A
First Associates Investments Inc. #500 - 550 Burrard Street Vancouver, B.C. V6C 2B5 Canada	$1,250 and 10,000 warrants*	S. 74 (2) (23) of the Act December 29, 2003	N/A
Global Resource Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009 USA	150,000 units	S. 5.1 of MI 45-103 December 29, 2003	$0.25 per unit
Haywood Securities Inc. #2000 - 400 Burrard Street Vancouver, B.C V6C 3A6 Canada	$10,000 and 80,000 warrants*	S. 74 (2) (23) of the Act December 29, 2003	N/A
Odlum Brown Ltd. #1100 - 250 Howe Street Vancouver, B.C. V6C 3R8 Canada	$1,250 and 10,000 warrants*	S. 74 (2) (23) of the Act December 29, 2003	N/A
Pacific International Securities Inc. #1900 - 666 Burrard Street Vancouver, B.C. V6C 3N1 Canada	$5,000 and 40,000 warrants*	S. 74 (2) (23) of the Act December 29, 2003	N/A

*	Each warrant is exercisable at $0.40 until December 29, 2005, but may be subject to forced conversion if the common shares trade at or above $0.60 for 20 consecutive days on the TSX Venture Exchange.

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

January 7, 2004
_________________________________
Date

Canplats Resources Corporation
_________________________________
Name of Issuer or vendor (please print)

Linda J. Sue, Corporate Secretary
_________________________________
Print name and position of person signing

/s/ Linda J. Sue
_________________________________
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Information not available to the public.